■	EXHIBIT 99.1

ADDITION OF AN AFFILIATED COMPANY

1.	Company to be affiliated of

— Company Name : POS-NPC
— Total Assets (KRW) : 1,911.74 Million
— Equity Capital (KRW) : 1,911.74 Million
— Major business : Manufacturing, Storage and Transportations of Steel

2.	Name of company group: POSCO (POS-NPC wholly owned by POSCO-JAPAN)

3.	Total number of affiliated companies:

— Before additional affiliation : 48
— After additional affiliation : 49

— Total Assets and Equity Capital converted into KRW at the rate of 9.5587 KRW/Yen